Exhibit 99.2

3Q20 Earnings Presentation November 2020

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others . 2

3 Index 0 1 3Q20 KPIs and Financials 0 2 Growth Strategy Through Technology 0 3 Q&A 0 4 Opening Remarks

1 Opening Remarks

Accountability: Almost a Year Since our IPO

Business Plan Delivery in a Crisis Period

XP Inc.

OUR PROMISSES AND WHAT WE HAVE DELIVERED...

STRONG FINANCIAL RESULTS

R$6,142 bn GROSS REVENUE	R$3,892 bn GROSS PROFIT	R$1,550 bn ADJ. NET INCOME	26.9% ADJ. NET MARGIN
+66% YoY	+68% YoY	+136% YoY	+780bps

Guidance: +35% (3-5y)

Guidance: 18-22% (3-5y)

EXPANDING OUR ECOSYSTEM

2,645k ACTIVE CLIENTS	R$ 563 bn TOTAL AUC	R$ 161 bn NET INFLOW	+277 IFAs / MONTH	+502 IFAs Oct'20
+72% YoY	+61% YoY	+29% YoY	(GROSS)	(GROSS)

Record!

GROWTH STRATEGIES

TECH-ENABLED PLATFORM
Agile, Client Centered, Decreasing Marginal Cost...

BANKING
Credit Card, Cash Solutions, Payments...

WHOLESALE BANK
Corporate, SMB, FX...

DISTRIBUTION CHANNELS
Investing to accelerate expansion

Note: Data as of 9M20

5

2 3 Q20 KPIs and Financials

7 KPIs AUC, Active Clients and NPS Assets Under Custody (AUC) (R$ in bn) Net Inflow (R$ in bn) 3Q20 3Q19 1,536 2,645 +72% Active Clients (‘000) 350 563 195 3Q19 18 Market Appreciati on Net Inflow 3Q20 61% 36 29 39 1Q20 2Q20 3Q20 15 29 117 1Q20 2Q20 3Q20 Net Inflow Adj. by Extraordinary Inflows (R$ in bn)

8 KPIs Average Trades and NPS Note: NPS, is an independent widely known survey methodology that measures the willingness of customers to recommend a Compan y’s products and services. The NPS calculation as of a given date reflects the average of the answers in the previous six months Retail Equity DARTs (million) 1.0 3Q19 3Q20 2.7 189% NPS Sep - 20: 70 XP Inc. Retail Equity Market Share Sep - 20 28% Custody Traded Volume 57%

9 Shift to Higher - Yielding Assets: 3 - year Review S ecular trend with a long journey ahead: R$1 trillion in Poupança 0.23 Pension Alternatives 1.34 Multimarket 0.15 0.73 0.21 0.34 Fixed Income Equities 5.80 0.84 1.92 4.15 0.97 0.50 0.06 REITs Total 2.22 +16% +59% +32% +120% +61% +127% +40% Sep - 20 Dec - 17 Brazil Funds’ Industry AUM (R$ in trillion) ▪ REITs : R $ 145 bn AUM in 3 Q 20 , compared to $ 1 . 3 trillion market cap in the US ; - XP is a key REITs player since the early days, fostering both the primary and secondary markets ; - In 3 Q 20 , we participated in eighteen deals and were ranked # 1 by Anbima for the quarter and the last twelve months . ▪ Alternatives : - International Funds : AUC reached R $ 10 billion in 3 Q 20 , up 367 % vs 4 Q 19 , with a total of 68 funds offered ; - Private Equity : Recent fundraising of our second retail - focused PE fund – EB Capital - raising R $ 787 million with more then 5 , 000 clients . S ource : Anbima , Statista

10 Pension Funds important growth driver and source of diversification Player 1 Player 2 Player 3 XP Vida e Previdência 9% 33% 30% 27% 18% 6% 20% 1% Net Inflows Market Share YTD AUC Market Share YTD YTD Pension Funds Market Share (R$ in million) 55% Market Share in Transfers YTD: R$5 billion R$9.6 billion AUC in Sep - 20 S ource : Fenaprevi as of September 30

11 3Q20 Revenue and Breakdown RETAIL INSTITUTIONAL ISSUER SERVICES DIGITAL CONTENT 76% 11% 8% 1 % Other Revenue represented 5% of Total Gross Revenues Total Gross Revenues (in R$ mn) Highlights ▪ Growth was mainly driven by strong performance in Retail ; ▪ In the 9 M 2020 , YoY growth was 66 % vs mid - term guidance of 35 % CAGR . of 3Q20 Total Gross Revenue 3Q19 3Q20 2,245 1,453 +55%

12 Retail Revenue and Take Rate Strong expansion following client addition and healthy net inflow LTM Take Rate (LTM Retail Revenue / Average AUC) Retail Revenue (in R$ mn) 3Q19 3Q20 1.2% 1.2% 944 3Q19 3Q20 1,698 +80% Highlights ▪ Stable take rate as higher Equities and Futures’ trading volumes and Financial Products distribution offset the lower Selic and the impact from the recent extraordinary equity inflow . Highlights ▪ Key revenue growth drivers were : (1) Equity and futures ; (2) Financial Products and (3) Fixed Income . Note: Average AUC = ( BoP AUC + EoP AUC)/2

13 Highlights ▪ Main highlights : (1) REITs, with eighteen executed deals and (2) Equity Capital Markets (ECM) division, with participation in fourteen deals . 143 169 3Q19 3Q20 18% Highlights ▪ Higher equity trading volume was the main driver, followed by Fixed Income secondary trading . 173 239 3Q20 3Q19 38% Institutional and Issuer Services Institutional benefited from volumes and Issuer Services from market window Issuer Services Revenue (in R$ mn) Institutional Revenue (in R$ mn)

14 COGS and SG&A Gross margin slight compression following distribution channel investments COGS (in R$ mn) Operating Expenses (in R$ mn) Highlights ▪ Year - over - year gross margin contraction due to product mix and investments in the IFA network . 445 706 3Q19 3Q20 59% 66.4% 67.2% Gross Margin 31.9% 35.5% % of Net Revenue 481 669 3Q19 3Q20 39% Highlights ▪ Mainly driven by investments in technology and other initiatives focused on supporting long - term growth . Excluding Share - Based Compensation

15 Adjusted Net Income and Margin Net margin expansion driven by strong growth across Retail and a lower tax rate Highlights ▪ Year - over - year growth in Adjusted Net Income and margin driven by (1) strong performance of Retail and (2) lower effective tax rate . Adjusted Net Income (in R$ mn) Adjusted Net Margin Note :: 1 – We calculate Adjusted Net Income as net income, plus Itaú Transaction and deal related expenses, plus IPO process related expenses, plus our Share Based Plan expenses, minus one - time tax claim recognition ( 2010 - 2017 ) plus/minus taxes . See appendix for a reconciliation of Adjusted Net Income . 2 – Adjusted Net Margin is calculated as Adjusted Net Income divided by net revenue . See appendix for a reconciliation of Adjusted Net Margin .. 19.2% 3Q19 3Q20 27.1% 261 570 3Q19 3Q20 119%

3 Growth Strategy Through Technology

17 Technology Update Comprehensive and robust Fintech ecosystem driving efficiency gains Financial Company ▪ Business Teams control Tech Teams ▪ Technology as a tool Waterfall Model 4 dev teams Agile Model 10 Squads Agile Model 35 Squads 7 Tribes Fintech Transition Ecosystem ▪ Business and Tech Teams side by side ▪ Technology involved in decision making YEARS TO COME 2020 2019 2018 2017 2016 Full Fintech Ecosystem ▪ Business and Tech Teams are the same ▪ Technology as our main service Scaled Agile 81 Squads 18 Tribes TECH TEAMS BUSINESS TEAMS TECH TEAMS BUSINESS TEAMS B.U. TEAMS 41 278 586 ~950 ~1, … Employees 20x 53% Engineering 20% Infra 10% Data 10% Products 6% Design

Growth Strategy Through Technology

XP Inc.


RETAIL
Digital Bank
DM10
xp wealth services
FL
xp investimentos
clear
rico
7.0k IFAs
XP Direct / Online Services
INSTITUTIONAL
Dedicated Support Teams
Corporate Access
Trading Desks
TECH-ENABLED PLATFORM...
DuAgro
Capital Market Securities Placement
XPEED SCHOOL by XP Inc.
EXPERT Event
InfoMoney
EXPERT Content Platform
Social Media and Influencers
DIGITAL CONTENT
spiti
Complementary Services
ISSUER SERVICES

... ALLOWING A CONTINUOUS ENHANCEMENT OF OUR ECOSYSTEM AND SUPPORTING A CONSISTENT GROWTH OF OUR REVENUE TAM


2020
2021
2022
2023
2024
2025

18

19 Technology Update Case: XP App Metrics Evolution XP App Launch Wealth Evolution Charts + Stock Trading October 2020 December 2019 Septembe r 2018 New Layout + Banking Capabilities 100k 500k 830k 2018 2019 2020 MAU FREQUENCY PER MONTH NPS APP RATING 3x 15x 18x 2018 2019 2020 18 63 75 2020 2018 2019 2018 1.9 2019 2020 4.6 4.8 Record! Recor d!

20 Technology Update Goals and Achievements USER - CENTRIC DATA - DRIVEN Higher investment provides a new level of service quality to our customers QUALITY SCALE XP Inc.’s scalable systems accelerate growth Full focus on customer experience  fast solutions for priority problems Data - Driven decision making  optimize efforts WE ARE READY FOR THE FUTURE! TIME TO MARKET Less than 6 months to release projects

Q&A

Investor Relations Carlos Lazar André Martins Natali Pimenta ir@xpi.com.br IR Website: investors.xpinc.com

Appendix

Non-GAAP Financial Information

Adjusted Net Income and Adjusted Gross Financial Assets

XP Inc.

Adjusted Net Income (in R$ mn)

R$ million	3Q20	3Q19	YoY	2Q20	QoQ
Net Income	541	261	108%	541	0%
(+) Stock Based Compensation	44	-	n.a.	40	10%
(+) Offering expenses	2	-	n.a.	-	n.a.
(+/-) Taxes	(18)	-	n.a.	(16)	10%
Adj. Net Income	570	261	119%	565	1%

Adjusted Gross Financial Assets (in R$ mn)

Floating Balance (=net univested clients' deposits)	3Q20	2Q20
Assets	(1,484)	(1,949)
(-) Securities trading and intermediation	(1,484)	(1,949)
Liabilities	15,160	14,851
(+) Securities trading and intermediation	15,160	14,851
(=) Floating Balance	13,676	12,902

Adjusted Gross Financial Assets (=cash and equivalents, net of floating)	3Q20	2Q20
Assets	83,061	55,384
(+) Cash	642	346
(+) Securities - Fair value through profit or loss	38,702	26,453
(+) Securities - Fair value through other comprehensive income	9,589	5,252
(+) Securities - Evaluated at amortized cost	1,366	1,226
(+) Derivative financial instruments	13,149	15,589
(+) Securities purchased under agreements to resell	18,244	6,142
(+) Loan Operations*	1,369	377
Liabilities	(61,514)	(33,570)
(-) Securities loaned	(1,112)	(473)
(-) Derivative financial instruments	(12,730)	(15,005)
(-) Securities sold under repurchase agreements	(35,254)	(10,118)
(-) Private Pension Liabilities	(9,649)	(7,194)
(-) Deposits*	(1,627)	(142)
(-) Structured operations certificates*	(1,142)	(639)
(-) Floating Balance	(13,676)	(12,902)
(=) Adjusted Gross Financial Assets	7,871	8,913

*Banking activities added due to increased relevance in 3Q20

24

25 Recent Achievements XP Inc. continues to reinforce its competitive advantages and collect achievements AWARDS x Top of Mind of Best Investment Advisory by Folha de São Paulo x North American Costumer Centricity Awards 2020 in the category “Best Measurement in Customer Experience” x Época Negócios 360 o Award in the Category People ESG Source: XP Inc. x ESG Manifest launched x 4 ESG oriented funds launched x MLHR3 ▪ Target of 50% of female employees ▪ Gender equality fund that donates 20% of its management fee to an NGO ▪ Financial education journey for women